SANDALWOOD LODGING INVESTMENT CORPORATION

11790 Glen Road

Potomac, Maryland 20854

December 16, 2003	Via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sandalwood Lodging Investment Corporation
Request for Withdrawal
Registration Statement on Form S-11
(Commission File No. 333-89094) filed on May 24, 2002

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the undersigned registrant, Sandalwood Lodging Investment Corporation (the “Registrant”) hereby applies for an order granting the immediate withdrawal of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”).

The Registrant is seeking withdrawal of the Registration Statement because the Registrant requires additional time to identify specified properties and selected dealers to assist in the distribution of its securities. No securities have been sold under the Registration Statement.

The Registrant requests confirmation that the withdrawal of the Registration Statement, including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please provide the Registrant a facsimile copy of the confirmation as soon as it is available at 413 528 6725. If you have any questions regarding this application, please call Jonathan Baum at 413 528 7980.

Thank you for your assistance with this matter.

Sincerely,

SANDALWOOD LODGING INVESTMENT CORPORATION

By:	/s/ Bryan E. Gordon

Bryan E. Gordon Chairman of the Board and Managing Director